B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2020
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019

Gold revenue	$487,166	$310,783	$1,309,403	$841,978

Cost of sales
Production costs	(104,892)	(90,526)	(293,435)	(278,676)
Depreciation and depletion	(77,090)	(65,977)	(223,284)	(183,589)
Royalties and production taxes	(33,545)	(22,034)	(90,510)	(57,540)
Total cost of sales	(215,527)	(178,537)	(607,229)	(519,805)

Gross profit	271,639	132,246	702,174	322,173

General and administrative	(8,770)	(10,551)	(27,020)	(36,999)
Share-based payments (Note 9)	(4,313)	(3,414)	(15,400)	(13,450)
Reversal of impairment of long-lived assets (Note 6)	174,309	—	174,309	—
Write-down of mineral property interests (Note 6)	(11,451)	(972)	(11,451)	(2,324)
Community relations	(690)	(1,277)	(4,916)	(2,420)
Foreign exchange (losses) gains	(3,669)	2,274	(8,002)	3,524
Share of income of associate	10,877	—	13,512	—
Other	(1,000)	(2,680)	(5,428)	(2,163)
Operating income	426,932	115,626	817,778	268,341

Interest and financing expense	(3,389)	(7,123)	(12,957)	(21,640)
Losses on derivative instruments	(721)	(4,156)	(12,133)	(824)
Other	1,058	(61)	1,987	(564)
Income from continuing operations before taxes	423,880	104,286	794,675	245,313

Current income tax, withholding and other taxes (Note 13)	(84,552)	(34,681)	(230,251)	(84,373)
Deferred income tax expense (Note 13)	(62,289)	(19,684)	(66,416)	(30,783)
Net income from continuing operations	277,039	49,921	498,008	130,157

Income from discontinued operations attributable to shareholders of the Company	—	15,662	—	3,271
Net income for the period	$277,039	$65,583	$498,008	$133,428

Attributable to:
Shareholders of the Company	$262,868	$55,769	$459,601	$115,968
Non-controlling interests (Note 10)	14,171	9,814	38,407	17,460
Net income for the period	$277,039	$65,583	$498,008	$133,428

Earnings per share from continuing operations (attributable to shareholders of the Company) (Note 9)
Basic	$0.25	$0.04	$0.44	$0.11
Diluted	$0.25	$0.04	$0.44	$0.11

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.25	$0.05	$0.44	$0.11
Diluted	$0.25	$0.05	$0.44	$0.11

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,046,973	1,019,307	1,040,911	1,009,753
Diluted	1,063,818	1,031,301	1,055,609	1,018,606
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019

Net income for the period	$277,039	$65,583	$498,008	$133,428

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Unrealized gain (loss) on investment	2,875	(127)	3,400	1,235
Other comprehensive income (loss) for the period	2,875	(127)	3,400	1,235
Total comprehensive income for the period	$279,914	$65,456	$501,408	$134,663

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$2,875	$(127)	$3,400	$1,235
Non-controlling interests	—	—	—	—
	$2,875	$(127)	$3,400	$1,235

Total comprehensive income attributable to:
Shareholders of the Company	$265,743	$55,642	$463,001	$117,203
Non-controlling interests	14,171	9,814	38,407	17,460
	$279,914	$65,456	$501,408	$134,663

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
Operating activities
Net income from continuing operations for the period	$277,039	$49,921	$498,008	$130,157
Mine restoration provisions settled	—	—	(208)	(124)
Non-cash charges, net (Note 14)	(28,988)	101,229	150,432	220,519
Changes in non-cash working capital (Note 14)	52,575	(14,033)	112,876	(44,772)
Changes in long-term value added tax receivables	136	408	(6,044)	325
Cash provided by operating activities of continuing operations	300,762	137,525	755,064	306,105
Cash provided by operating activities of discontinued operations	—	30,309	—	40,963
Cash provided by operating activities	300,762	167,834	755,064	347,068

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 8)	—	—	250,000	(5,574)
Repayment of revolving credit facility (Note 8)	(425,000)	(75,000)	(450,000)	(100,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 8)	—	—	—	3,463
Repayment of equipment loan facilities (Note 8)	(5,266)	(5,854)	(20,999)	(18,233)
Interest and commitment fees paid	(2,934)	(5,897)	(10,838)	(18,166)
Common shares issued for cash on exercise of stock options (Note 9)	15,670	35,443	43,135	63,613
Dividends paid (Note 9)	(62,852)	—	(73,220)	—
Principal payments on lease arrangements (Note 8)	(1,265)	(803)	(2,910)	(2,304)
Restricted cash movement	(9,744)	(270)	(7,466)	(1,524)
Cash used by financing activities of continuing operations	(491,391)	(52,381)	(272,298)	(78,725)
Cash used by financing activities of discontinued operations	—	(42)	—	(324)
Cash used by financing activities	(491,391)	(52,423)	(272,298)	(79,049)

Investing activities
Expenditures on mining interests:
Fekola Mine	(29,186)	(30,604)	(155,659)	(64,717)
Masbate Mine	(10,132)	(4,725)	(19,422)	(20,689)
Otjikoto Mine	(19,044)	(9,949)	(41,696)	(34,452)
Gramalote Project	(2,450)	(1,245)	(15,574)	(3,047)
Other exploration and development (Note 14)	(11,274)	(11,022)	(32,521)	(30,206)
Non-refundable deposit received on Toega Property (Note 6)	—	—	9,000	—
Other	(1,640)	(21)	(548)	381
Cash used by investing activities of continuing operations	(73,726)	(57,566)	(256,420)	(152,730)
Cash used by investing activities of discontinued operations	—	(15,599)	—	(52,290)
Cash used by investing activities	(73,726)	(73,165)	(256,420)	(205,020)

(Decrease) increase in cash and cash equivalents	(264,355)	42,246	226,346	62,999

Effect of exchange rate changes on cash and cash equivalents	2,146	(848)	(1,482)	(587)
Cash and cash equivalents, beginning of period	627,669	123,766	140,596	102,752
Less cash associated with discontinued operations, end of period	—	(18,751)	—	(18,751)
Cash and cash equivalents, end of period	$365,460	$146,413	$365,460	$146,413

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2020	As at December 31, 2019
Assets
Current
Cash and cash equivalents	$365,460	$140,596
Accounts receivable, prepaids and other (Note 4)	33,929	37,890
Value-added and other tax receivables	9,251	11,070
Inventories (Note 5)	242,202	217,923
Assets classified as held for sale (Note 6)	11,855	22,021
	662,697	429,500

Value-added tax receivables	30,054	25,153
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries and joint operations	2,340,407	2,046,731
Investments in joint ventures and associates	67,536	130,736
Other assets (Note 7)	66,904	49,615
Deferred income taxes	14,836	1,336
	$3,182,434	$2,683,071
Liabilities
Current
Accounts payable and accrued liabilities	$80,478	$83,370
Current income and other taxes payable	184,231	53,396
Current portion of long-term debt (Note 8)	23,091	26,030
Current portion of derivative instruments at fair value (Note 11)	5,393	1,909
Other current liabilities	1,275	357
	294,468	165,062

Long-term debt (Note 8)	25,841	235,821
Mine restoration provisions	88,479	75,419
Deferred income taxes	225,506	145,590
Employee benefits obligation	5,383	4,736
Other long-term liabilities	9,486	4,791
	649,163	631,419
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 1,049,967,824 common shares (Dec 31, 2019 – 1,030,399,987)	2,403,487	2,339,874
Contributed surplus	46,633	56,685
Accumulated other comprehensive loss	(141,671)	(145,071)
Retained earnings (deficit)	127,340	(261,245)
	2,435,789	1,990,243
Non-controlling interests (Note 10)	97,482	61,409
	2,533,271	2,051,652
	$3,182,434	$2,683,071

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income for the period	—	—	—	—	459,601	38,407	498,008
Dividends (Note 9)	—	—	453	—	(73,762)	—	(73,309)
Unrealised gain on investments	—	—	—	3,400	—	—	3,400
Shares issued on exercise of stock options (Note 9)	18,095	41,635	—	—	—	—	41,635
Shares issued on vesting of RSUs (Note 9)	1,473	3,960	(3,960)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	2,746	(2,334)	412
Share-based payments (Note 9)	—	—	11,473	—	—	—	11,473
Transfer to share capital on exercise of stock options	—	18,018	(18,018)	—	—	—	—

Balance at September 30, 2020	1,049,968	$2,403,487	$46,633	$(141,671)	$127,340	$97,482	$2,533,271

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income for the period	—	—	—	—	115,968	17,460	133,428
Unrealised gain on investments	—	—	—	1,235	—	—	1,235
Shares issued on exercise of stock options (Note 9)	30,047	62,248	—	—	—	—	62,248
Shares issued on vesting of RSUs (Note 9)	1,083	2,895	(2,895)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	2,603	(2,210)	393
Share-based payments (Note 9)	—	—	15,402	—	—	—	15,402
Transfer to share capital on exercise of stock options	—	25,995	(25,995)	—	—	—	—

Balance at September 30, 2019	1,025,752	$2,325,188	$57,401	$(144,918)	$(429,268)	$57,156	$1,865,559

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines (see Note 6). The Company also has a 50% joint operation interest in the Gramalote Project in Colombia (see Note 6) and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 3, 2020.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. Changes related to these could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated feasibility level technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of power over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements

The Company is party to arrangements over which it does not have control. Judgment is required in determining whether joint control over these arrangements exists, which parties have joint control and whether the arrangement is a joint venture or joint operation. In assessing whether it has joint control, the Company analyzes the activities of the arrangement to

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required have joint control. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. It may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities of the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

4 Accounts receivable, prepaids and other

	September 30, 2020	December 31, 2019
	$	$

Due from associate	15,545	14,441
Supplier advances	5,436	13,768
Prepaid expenses	5,399	2,221
Other receivables	7,549	7,460
	33,929	37,890

During the quarter ended March 31, 2020, the Company agreed to extend the term of the deferred consideration due from its associate, Calibre Mining Corp. ("Calibre"), by six months to April 15, 2021. Subsequent to September 30, 2020, on October 15, 2020, Calibre repaid the $16 million deferred consideration ahead of the revised schedule.

5 Inventories

	September 30, 2020	December 31, 2019
	$	$

Gold and silver bullion	34,454	46,484
In-process inventory	10,075	10,297
Ore stock-pile inventory	76,385	62,695
Materials and supplies	121,288	98,447
	242,202	217,923

Ore stock-pile inventory includes amounts for the Fekola Mine of $48 million (December 31, 2019 - $33 million), for the Otjikoto Mine of $27 million (December 31, 2019 – $28 million), and for the Masbate Mine of $1 million (December 31, 2019 - $2 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	September 30, 2020	December 31, 2019
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,490,005	1,322,865
Accumulated depreciation and depletion	(383,771)	(258,580)
	1,106,234	1,064,285
Masbate Mine, Philippines
Cost	1,024,341	815,418
Accumulated depreciation and depletion	(338,952)	(295,616)
	685,389	519,802
Otjikoto Mine, Namibia
Cost	667,149	638,664
Accumulated depreciation and depletion	(360,139)	(323,152)
	307,010	315,512

Exploration and evaluation properties (non-depletable)
Gramalote, Colombia, net of impairment	90,806	—
Kiaka, Burkina Faso	79,490	76,807
Anaconda Regional, Mali	27,677	27,139
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	10,552	9,778
Finland Properties, Finland	8,138	6,697
Other	13,364	14,321
	240,257	144,972
Corporate & other
Office, furniture and equipment, net	1,517	2,160
	2,340,407	2,046,731
Investments in joint ventures and associates (accounted for using the equity method)
Gramalote, Colombia, net of impairment	—	77,265
Calibre, Nicaragua	67,536	53,471
	67,536	130,736
	2,407,943	2,177,467
Reversal of impairment of Masbate long-lived assets

During the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the statement operations, after taking into account a deferred income tax recovery of $131 million, was $305 million. Subsequently, during the year ended December 31, 2019, after reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment reversal recorded in the statement operations in 2019, after taking into account a deferred income tax expense of $30 million, was $70 million. During the first nine months of 2020, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, the Company has revised its long-term gold price estimate to $1,500 per ounce of gold. The increase in the long-term gold price was considered to be an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine cash-generating unit (“CGU”) as at September 30, 2020.

The carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its fair value less cost of disposal ("FVLCD") at September 30, 2020. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at September 30, 2020 were:

Long-term gold price	$1,500/ounce
Silver price	$17/ounce
Mine life	2036
Discount rate	5%

The Company concluded that the carrying values of the Masbate Mine property, plant and equipment at September 30, 2020 were lower than the FVLCD and has therefore resulted in a complete reversal of the remainder of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $174 million in the Condensed Interim Consolidated Statement of Operations. The net impairment reversal recorded in the Condensed Interim Consolidated Statement of Operations after taking into account a deferred income tax expense of $52 million was $122 million.

Sensitivities

The recoverable amount for the Masbate Mine CGU is most sensitive to changes in the long-term gold price and the discount rate. A decrease in the long-term gold price would result in the Company making amendments to the mine plans that would partially offset the effect of a lower long-term gold price through lower operating and capital costs. Ignoring the impact on the life-of-mine plans, in isolation, a $100 per ounce decrease in the long-term gold price assumption would not result in any change in the impairment reversal as there is sufficient headroom in the model to offset the impact of the reduction. A 50 basis point increase in the discount rate would also result in no change to the impairment reversal.

Gramalote

On December 23, 2019, the Company and AngloGold Ashanti Limited (“AngloGold”) entered into an amended and restated shareholders agreement for the Gramalote Project in Colombia. Under the revised agreement, B2Gold agreed to sole fund the first $13.9 million of 2020 budgeted expenditures on the Gramalote Project in Colombia, following which B2Gold and AngloGold will each hold a 50% ownership interest in the joint venture ($10.9 million of the sole fund amount) and B2Gold would continue its role of manager of the Gramalote joint venture, which it assumed on January 1, 2020 ($3 million of the sole fund amount). During the nine months ended September 30, 2020, the Company completed its sole-funding of the full $13.9 million, and the Company's interest in the JV was increased to 50% effective June 30, 2020. As a result of this and other changes in the amended shareholder agreement the Company determined that the Gramalote Project met the definition of a Joint Operation in accordance with IFRS 11, Joint Arrangements, effective June 30, 2020, and the Company has proportionately consolidated its share of the assets and liabilities of the Gramalote Project from this date. Each of B2Gold and its partner AngloGold Ashanti are now funding their share of expenditures pro rata.

Toega

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega property located in Burkina Faso. The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

As a result of the transaction, the Company's $9 million share of the non-refundable cash payment has been credited to the carrying value of the mineral property and the remaining value of the Toega property of $12 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at September 30, 2020.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other

During the quarter ended September 30, 2020, the Company wrote off $11 million relating to non-core properties in Mali, Burkina Faso, Botswana and Ghana.

Sale of Nicaraguan Group

On October 15, 2019, the Company completed the sale of El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") to Calibre for consideration measured at $116 million (net of transaction costs). In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the Nicaraguan Group met the definition of a discontinued operation for the three and nine months ended September 30, 2020. The results of the Nicaraguan Group for the comparative period have been presented as discontinued operations in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statement of Cash Flows.

7 Other assets

	September 30, 2020	December 31, 2019
	$	$

Low-grade stockpile	27,756	24,153
Reclamation deposits	15,976	6,653
Debt service reserve accounts (Note 8)	9,401	11,783
Long-term investments	6,216	2,816
Deferred financing costs	6,018	—
Loan receivable, including accrued interest	—	3,984
Other	1,537	226
	66,904	49,615

8 Long-term debt

	September 30, 2020	December 31, 2019
	$	$
Revolving credit facility:
Principal amount	—	200,000
Less: unamortized transaction costs	—	(7,713)
	—	192,287
Equipment loans and lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	32,763	43,061
Masbate equipment loan facility (net of unamortized transaction costs)	8,101	10,799
Otjikoto equipment loan facility (net of unamortized transaction costs)	—	5,973
Lease liabilities	8,068	9,731
	48,932	69,564

	48,932	261,851
Less: current portion	(23,091)	(26,030)
	25,841	235,821

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the nine months ended September 30, 2020 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$

Balance at December 31, 2019	192,287	59,833	9,731	261,851
Drawdowns	250,000	—	—	250,000
Debt repayments	(450,000)	(20,999)	(2,229)	(473,228)
Foreign exchange losses	—	1,548	330	1,878
Reclass deferred financing costs to other assets (Note 7)	6,018	—	—	6,018
Non-cash interest and financing expense	1,695	482	236	2,413
Balance at September 30, 2020	—	40,864	8,068	48,932

Less current portion	—	(20,306)	(2,785)	(23,091)
	—	20,558	5,283	25,841

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2020, the Company was in compliance with these debt covenants.

On April 8, 2020, the Company drew down $250 million under the RCF. During the quarter ended September 30, 2020, the Company repaid the outstanding balance of the RCF, leaving an undrawn and available balance of $600 million.

Fekola equipment loan facilities

On September 29, 2020, the Company entered into a new term equipment facility (the "new equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The new equipment facility is available to the Company’s majority-owned subsidiary, Fekola SA (the “Borrower”) to finance or refinance up to 75% of the cost of mining fleet and other mining equipment at the Company's Fekola Mine in Mali. The new equipment facility is available from the date of the agreement and ends on the earlier of the day when the new equipment facility is fully drawn and 12 months from date of the agreement. The new equipment facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. Subsequent to September 30, 2020, on October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. A commitment fee of 0.85% per annum on the undrawn balance the new equipment facility for the term of the facility is also due, payable quarterly commencing 12 months from the date of the agreement. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the new equipment facility and security is given over the equipment of the Borrower which has been financed by the new equipment facility, related warranty and insurance.

For its existing term facility, the Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2020, the balance in the DSRA was Euro 8 million ($9 million equivalent). There is no requirement to maintain a DSRA for the new facility.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Otjikoto equipment loan facility

The Otjikoto equipment loan facility was scheduled for repayment on or before December 31, 2023. On March 30, 2020, the Company elected to voluntarily repay the outstanding balance on the Otjikoto equipment loan facility of $6 million.

Lease commitments

During the quarter ended September 30, 2020, the Company entered into a binding agreement for new office space. The lease has a term of 10 years with annual rental payments of $4 million per year. The Company obtained access to the property on October 1, 2020.

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2020, the Company had 1,049,967,824 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On March 23, 2020, the Company paid a dividend of $0.01 per share totaling, $10 million. On July 7, 2020, the Company paid a second dividend of $0.02 per share, totaling $21 million. On September 30, 2020, the Company paid a third dividend of $0.04 per share, totaling $43 million. The total year-to-date dividends of $74 million have been recognized in retained earnings in the Condensed Interim Consolidated Statement of Changes in Equity during the period.

For the three and nine months ended September 30, 2020, share-based payments expense relating to the vesting of stock options, was $1 million and $5 million, respectively (2019 - $1 million and $8 million, respectively). During the three and nine months ended September 30, 2019, $0 million and $1 million, respectively, was capitalized to mining interests and $1 million and $2 million, respectively, was included in the results of discontinued operations. For the three and nine months ended September 30, 2020, the Company issued 6 million and 18 million shares for proceeds of $15 million and $42 million, respectively, upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $7.03. As at September 30, 2020, 18 million stock options were outstanding.

For the three and nine months ended September 30, 2020, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $2 million and $5 million, respectively (2019 - $1 million and $4 million, respectively). During the nine months ended September 30, 2020, 2 million RSUs, were granted to employees of the Company and 2 million shares were issued on the vesting of RSUs. As at September 30, 2020, 4 million RSUs were outstanding.

For the three and nine months ended September 30, 2020, share-based payments expense relating to the vesting of performance share units ("PSUs") was $0 million and $1 million, respectively (2019 - $0 million and $0 million, respectively). During the nine months ended September 30, 2020, 2 million PSUs were issued to employees of the Company. As at September 30, 2020, 2 million PSUs were outstanding.

During the three and nine months ended September 30, 2020, 23,000 and 347,000 deferred share units ("DSUs"), respectively, were issued to Directors of the Company. As at September 30, 2020, 1,209,000 DSUs were outstanding.

Earnings per share

The following is the calculation of net income and diluted net income attributable to shareholders of the Company for the period:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019

Net income from continuing operations	$277,039	$49,921	$498,008	$130,157
Non-controlling interests	(14,171)	(9,814)	(38,407)	(17,460)
Net income and diluted net income from continuing operations (attributable to shareholders of the Company)	$262,868	$40,107	$459,601	$112,697
Income from discontinued operations attributable to shareholders of the Company	—	$15,662	—	3,271
Net income and diluted net income (attributable to shareholders of the Company)	$262,868	$55,769	$459,601	$115,968

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019

Basic weighted average number of common shares outstanding (in thousands)	1,046,973	1,019,307	1,040,911	1,009,753

Effect of dilutive securities:
Stock options	10,717	11,013	8,945	8,181
Restricted share units	2,740	981	2,365	672
Performance share units	3,388	—	3,388	—
Diluted weighted average number of common shares outstanding (in thousands)	1,063,818	1,031,301	1,055,609	1,018,606

The following is the basic and diluted earnings per share:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.25	$0.04	$0.44	$0.11
Diluted	$0.25	$0.04	$0.44	$0.11

Earnings per share (attributable to shareholders of the Company)
Basic	$0.25	$0.05	$0.44	$0.11
Diluted	$0.25	$0.05	$0.44	$0.11

10 Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2019	30,429	16,189	13,877	914	61,409
Share of net income (loss)	33,920	(913)	6,295	(895)	38,407
Interest on loan to non-controlling interest	(2,334)	—	—	—	(2,334)
Balance at September 30, 2020	62,015	15,276	20,172	19	97,482

11 Derivative financial instruments

Fuel derivatives

During the nine months ended September 30, 2020, the Company entered into additional forward contracts for the purchase of 60,885,000 litres of fuel oil and 42,163,000 litres of gas oil with settlements scheduled between May 2020 and May 2022. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at September 30, 2020:

	2020	2021	2022	Total
Forward – fuel oil:
Litres (thousands)	9,606	31,823	10,880	52,309
Average strike price	$0.24	$0.24	$0.26	$0.24

Forward – gas oil:
Litres (thousands)	9,150	25,014	9,271	43,435
Average strike price	$0.40	$0.33	$0.33	$0.34

Forward – diesel:
Litres (thousand)	208	—	—	208
Average strike price	$0.57	$—	$—	$0.57

Collars - fuel oil:
Litres (thousand)	5,553	11,055	—	16,608
Average ceiling price	$0.26	$0.26	$—	$0.26
Average floor price	$0.39	$0.39	$—	$0.39

Collars - gas oil:
Litres (thousand)	715	6,439	—	7,154
Average ceiling price	$0.40	$0.40	$—	$0.40
Average floor price	$0.57	$0.57	$—	$0.57

The unrealized fair value of these contracts at September 30, 2020 was $(3) million.

Subsequent to September 30, 2020, the Company entered into forward contracts for a further 20,407,000 litres of fuel oil and 17,943,000 litres of gasoil with settlements scheduled between May 2021 and October 2022.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at September 30, 2020 was $(3) million.

12 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

As at September 30, 2020, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2020		As at December 31, 2019
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	6,216	—	2,816	—
Fuel derivative contracts (Note 11)	—	(2,882)	—	(1,292)
Interest rate swaps (Note 11)	—	(2,737)	—	(1,504)

The Company’s long-term investments consists of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
	$	$	$	$

Income from continuing operations before taxes	423,880	104,286	794,675	245,313
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	114,448	28,157	214,562	66,235

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	19,819	7,615	39,431	10,133
Future witholding tax	24,000	—	24,000	—
Non-deductible expenditures	3,700	5,461	19,985	19,212
Losses for which no tax benefit has been recorded	3,201	5,089	11,323	12,372
Benefit of optional tax deductions	(4,899)	(3,280)	(11,182)	(9,034)
Withholding tax	656	1,328	3,497	5,040
Change due to foreign exchange	(14,139)	10,154	(5,290)	12,521
Change in accruals for tax audits	1,600	—	2,600	—
Non-taxable portion of gains	(1,543)	—	(1,899)	—
Amounts over provided in prior years	(2)	(159)	(360)	(1,323)
Income tax expense	146,841	54,365	296,667	115,156

Current income tax, withholding and other taxes	84,552	34,681	230,251	84,373
Deferred income tax expense	62,289	19,684	66,416	30,783
Income tax expense	146,841	54,365	296,667	115,156

Included in current income tax expense for the three and nine months ended September 30, 2020 is $15 million and $38 million, respectively (2019 - $5 million and $14 million, respectively) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the quarter ended September 30, 2020, the company recorded a deferred tax expense of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries in the foreseeable future. As a result of higher gold prices, the Company's foreign subsidiaries have begun to accumulate earnings in excess of their expected needs for reinvestment. The deferred tax expense will eventually be a current tax expense as dividends from foreign subsidiaries and the associated withholding taxes are paid.

The Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Joint Venture’s tax treatment of certain items in the 2013 and 2014 income tax returns, resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
	$	$	$	$

Depreciation and depletion	77,090	65,977	223,284	183,589
Reversal of impairment of long-lived assets (Note 6)	(174,309)	—	(174,309)	—
Delivery into prepaid sales	—	—	—	(30,000)
Interest and financing expense	2,705	6,363	10,733	19,607
Share-based payments (Note 9)	4,313	3,414	15,400	13,450
Unrealized (gain) loss on derivative instruments	(1,185)	4,999	2,823	4,168
Deferred income tax expense (Note 13)	62,289	19,684	66,416	30,783
Share of income of associate	(10,877)	—	(13,512)	—
Write-down of mineral property interests (Note 6)	11,451	972	11,451	2,324
Other	(465)	(180)	8,146	(3,402)
	(28,988)	101,229	150,432	220,519

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
	$	$	$	$

Accounts receivable and prepaids	3,875	(3,073)	5,207	(10,897)
Value-added and other tax receivables	7,105	685	6,423	(1,886)
Inventories	(6,598)	(7,128)	(22,925)	(9,817)
Accounts payable and accrued liabilities	(129)	(1,745)	(6,664)	(9,911)
Current income and other taxes payable	48,322	(2,772)	130,835	(12,261)
	52,575	(14,033)	112,876	(44,772)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
	$	$	$	$

Fekola Mine, exploration	(4,113)	(2,580)	(9,154)	(10,890)
Masbate Mine, exploration	(2,217)	(1,030)	(5,845)	(3,095)
Otjikoto Mine, exploration	(698)	(803)	(1,721)	(1,667)
Anaconda Regional, exploration	(363)	(815)	(3,438)	(1,375)
Toega Project, exploration	—	(815)	(117)	(1,968)
Kiaka Project, exploration	(1,243)	(622)	(2,598)	(2,544)
Ondundu Project, exploration	(430)	(174)	(773)	(911)
Finland Properties, exploration	(643)	(296)	(1,441)	(574)
Other	(1,567)	(3,887)	(7,434)	(7,182)
	(11,274)	(11,022)	(32,521)	(30,206)
Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2020	For the three months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2019
	$	$	$	$

Interest on loan to non-controlling interest	875	877	2,746	2,603
Share-based payments, capitalized to mineral property interests	64	210	383	1,152
Change in current liabilities relating to mineral property expenditures	3,173	(308)	2,456	(354)
Foreign exchange (loss) gain on Fekola equipment loan facility	(1,634)	2,086	(1,562)	2,503

For the three and nine ended September 30, 2020, the Company paid $47 million and $97 million, respectively, of income taxes in cash (2019 - $34 million and $86 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Segmented information

The Company’s reportable operating segments for 2020 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

For 2019, prior to the sale to Calibre, the Company's interest in El Limon and La Libertad mines were accounted for as discontinued operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	309,147	89,154	88,865	—	—	487,166
Production costs	54,531	30,698	19,663	—	—	104,892
Depreciation & depletion	42,917	14,389	19,784	—	243	77,333
Reversal of impairment of long-lived assets	—	174,309	—	—	—	174,309
Net income (loss)	111,255	151,999	21,219	1,560	(8,994)	277,039
Capital expenditures	33,299	12,349	19,742	6,696	—	72,086
Total assets	1,407,351	806,570	469,141	329,627	169,745	3,182,434

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	161,523	76,068	73,192	32,628	38,705	—	—	(71,333)	310,783
Production costs	39,253	30,126	21,147	14,520	25,197	—	—	(39,717)	90,526
Depreciation & depletion	29,056	11,992	24,929	2,339	1,109	—	249	(3,448)	66,226
Net income (loss)	45,254	20,810	8,490	7,792	7,925	(2,208)	(22,480)	—	65,583
Capital expenditures	33,184	5,755	10,752	12,704	2,763	7,990	92	—	73,240
Total assets	1,179,707	521,285	439,096	114,879	66,140	244,612	75,708	—	2,641,427

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	834,553	239,148	235,702	—	—	1,309,403
Production costs	142,852	93,909	56,674	—	—	293,435
Depreciation & depletion	123,606	39,566	60,112	—	704	223,988
Reversal of impairment of long-lived assets	—	174,309	—	—	—	174,309
Net income (loss)	311,808	190,673	41,653	3,777	(49,903)	498,008
Capital expenditures	164,813	25,267	43,417	31,899	61	265,457
Total assets	1,407,351	806,570	469,141	329,627	169,745	3,182,434

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	453,297	223,364	168,258	43,877	75,231	—	30,000	(152,049)	841,978
Intersegment gold revenue	—	—	—	16,532	16,409	—	(32,941)	—	—
Production costs	124,877	92,773	61,026	35,353	71,037	—	—	(106,390)	278,676
Depreciation & depletion	87,069	39,087	57,433	10,730	6,955	—	728	(17,685)	184,317
Net income (loss)	116,731	57,932	16,048	1,251	2,192	(3,900)	(56,826)	—	133,428
Capital expenditures	75,607	23,784	36,119	32,279	19,564	18,074	309	—	205,736
Total assets	1,179,707	521,285	439,096	114,879	66,140	244,612	75,708	—	2,641,427

The Company’s mining interests are located in the following geographical locations:

	September 30, 2020	December 31, 2019
	$	$
Mining interests
Mali	1,138,312	1,094,998
Philippines	685,389	519,802
Namibia	317,740	325,366
Colombia	101,036	87,495
Burkina Faso	79,939	79,087
Nicaragua	67,536	53,471
Finland	8,138	6,697
Canada	1,517	2,160
Other	8,336	8,391
	2,407,943	2,177,467

16 Commitments

As at September 30, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $2 million for mobile equipment for the mine expansion, $3 million related to the solar plant, $1 million for the plant expansion and $1 million related to other smaller projects, all of which are expected to be incurred in 2020. In addition, payments of $8 million related to mobile equipment rebuilds, $4 million of which is expected to be incurred in 2020 and $4 million of which is expected to be incurred in 2021.
•For payments at the Masbate mine of $3 million related to mobile equipment and $1 million for power plant repairs, all of which is expected to be incurred in 2020.
•For payments of $1 million for development of the Wolfshag underground at the Otjikoto Mine, all of which is expected to be incurred in 2020.
•For payments at the Gramalote Project of $3 million for the Company's share of development costs, of which $2 million is expected to be incurred in 2020 and $1 million in 2021.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the nine months ended September 30, 2020
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / impairment reversal	Balance at Sept. 30, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals / write-offs	Balance at Sept. 30, 2020	Balance at Sept. 30, 2020	Balance at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	167,536	(396)	—	1,490,005	(258,580)	(125,421)	230	(383,771)	1,106,234	1,064,285
Masbate	815,418	34,744	(130)	174,309	1,024,341	(295,616)	(43,453)	117	(338,952)	685,389	519,802
Otjikoto	638,664	47,949	(19,464)	—	667,149	(323,152)	(56,102)	19,115	(360,139)	307,010	315,512
	2,776,947	250,229	(19,990)	174,309	3,181,495	(877,348)	(224,976)	19,462	(1,082,862)	2,098,633	1,899,599

Exploration & evaluation properties (non-depletable)
Gramalote	—	4,060	—	86,746	90,806	—	—	—	—	90,806	—
Kiaka	76,807	2,683	—	—	79,490	—	—	—	—	79,490	76,807
Anaconda Regional	27,139	2,227	—	(1,689)	27,677	—	—	—	—	27,677	27,139
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	9,778	774	—	—	10,552	—	—	—	—	10,552	9,778
Finland	6,697	1,441	—	—	8,138	—	—	—	—	8,138	6,697
Other	14,321	8,805	(11,451)	1,689	13,364	—	—	—	—	13,364	14,321
	144,972	19,990	(11,451)	86,746	240,257	—	—	—	—	240,257	144,972

Corporate
Office, furniture & equipment	4,971	61	—	—	5,032	(2,811)	(704)	—	(3,515)	1,517	2,160

	2,926,890	270,280	(31,441)	261,055	3,426,784	(880,159)	(225,680)	19,462	(1,086,377)	2,340,407	2,046,731

Investments in joint ventures (accounted for using the equity method)
Gramalote	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	14,065	—	—	67,536	—	—	—	—	67,536	53,471
	130,736	27,189	—	(90,389)	67,536	—	—	—	—	67,536	130,736

	3,057,626	297,469	(31,441)	170,666	3,494,320	(880,159)	(225,680)	19,462	(1,086,377)	2,407,943	2,177,467

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2019
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass / impairment reversal	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2019	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	156,894	(2,520)	—	1,322,865	(144,335)	(115,676)	1,431	(258,580)	1,064,285	1,024,156
Masbate	681,509	40,867	(7,435)	100,477	815,418	(248,021)	(51,859)	4,264	(295,616)	519,802	433,488
Otjikoto	575,127	64,266	(729)	—	638,664	(238,579)	(85,288)	715	(323,152)	315,512	336,548
Limon	217,263	35,099	(252,362)	—	—	(149,541)	(10,608)	160,149	—	—	67,722
Libertad	315,569	20,721	(336,290)	—	—	(295,715)	(5,712)	301,427	—	—	19,854
	2,957,959	317,847	(599,336)	100,477	2,776,947	(1,076,191)	(269,143)	467,986	(877,348)	1,899,599	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	3,634	—	—	76,807	—	—	—	—	76,807	73,173
Anaconda Regional	21,903	5,236	—	—	27,139	—	—	—	—	27,139	21,903
Toega	19,581	2,440	—	(22,021)	—	—	—	—	—	—	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	8,273	1,505	—	—	9,778	—	—	—	—	9,778	8,273
Finland	5,947	750	—	—	6,697	—	—	—	—	6,697	5,947
Other	13,542	8,557	(7,778)	—	14,321	—	—	—	—	14,321	13,542
	152,649	22,122	(7,778)	(22,021)	144,972	—	—	—	—	144,972	152,649

Corporate
Office, furniture & equipment	2,518	2,453	—	—	4,971	(1,838)	(973)	—	(2,811)	2,160	680

	3,113,126	342,422	(607,114)	78,456	2,926,890	(1,078,029)	(270,116)	467,986	(880,159)	2,046,731	2,035,097

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	72,078	5,187	—	—	77,265	—	—	—	—	77,265	72,078
Calibre	—	51,050	—	2,421	53,471	—	—	—	—	53,471	—
	72,078	56,237	—	2,421	130,736	—	—	—	—	130,736	72,078

	3,185,204	398,659	(607,114)	80,877	3,057,626	(1,078,029)	(270,116)	467,986	(880,159)	2,177,467	2,107,175